THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

March 13, 2012

John Stickel
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833

Dear Mr. Stickel:

In response to your letter of comments dated March 12, 2012, please be advised as follows:

Plan of Operation

1.         The Company has decided not to accept web submissions of any film projects.  The registration statement has been revised accordingly throughout.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Starflick.com